UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

   Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934


                         Commission File Number: 1-9618

                       NAVISTAR INTERNATIONAL CORPORATION
             (Exact name of registrant as specified in its charter)

                         455 North Cityfront Plaza Drive
                             Chicago, Illinois 60611
                                 (312) 836-2000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

$6.00 Cumulative Convertible Preferred Stock, Series G (with $1.00 par value)
         (Title of each class of securities covered by this Form)

                     Common Stock, par value $0.10 per share
                 Cumulative Convertible Junior Preference Stock,
                         Series D (with $1.00 par value)
                        Series B 7% Senior Notes due 2003
                 Series B 8% Senior Subordinated Notes due 2008
              (Title of all other classes of securities for which a
           duty to file reports under Section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)       [X]             Rule 12h-3(b)(1)(ii)      [ ]
      Rule 12g-4(a)(1)(ii)      [ ]             Rule 12h-3(b)(2)(i)       [ ]
      Rule 12g-4(a)(2)(i)       [ ]             Rule 12h-3(b)(2)(ii)      [ ]
      Rule 12g-4(a)(2)(ii)      [ ]             Rule 15d-6                [ ]
      Rule 12h-3(b)(1)(i)       [ ]

Approximate number of holders of record as of the certification or notice date:
$6.00 Cumulative Convertible  Preferred Stock, Series G (with $1.00 par value):
None.

Pursuant to the requirements of the Securities Exchange Act of 1934, Navistar International Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                      NAVISTAR INTERNATIONAL
                                      CORPORATION


Date: October 27, 1999                 By:    /s/ Mark T. Schwetschenau
                                             ---------------------------------
                                      Name:       Mark T. Schwetschenau
                                      Title:      Vice President and Controller
                                                  (Principal Accounting Officer)